Exhibit 99.80

News Release November 26, 2025

Santacruz Silver Announces Results of 2025 Annual General and Special Meeting

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) is pleased to report that all matters were approved at the Company’s Annual General and Special Meeting of shareholders held on November 25, 2025.

At the Meeting, shareholders fixed the number of directors at five and re-elected Arturo Préstamo Elizondo, Federico Villasenor, Larry Okada, Barry Girling and Roland Löhner as directors. As previously announced, Mr. Roland Löhner has stepped down from the board of directors immediately following the Meeting and is replaced by Mr. Bruce Wolfson. The Company thanks Mr. Löhner for his contributions and is pleased to welcome Mr. Wolfson to the board.

In addition, shareholders overwhelmingly approved the proposed consolidation of the Company’s common shares in anticipation of the Company’s proposed listing on the Nasdaq.

The Company will announce the effective date and ratio of the consolidation in a future news release once determined. As previously announced, the Company is effecting the consolidation in order to satisfy Nasdaq’s initial listing requirements, which include a minimum bid price of US$4.00 per share.

All other matters voted on at the Meeting, including re-approval of the Company’s omnibus incentive plan, were also approved by shareholders.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements about the proposed completion of the consolidation (including the timing thereof and the proposed ratio at which it will be completed) and the Company’s application to list on the Nasdaq.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: that the Company may not complete the Nasdaq listing as anticipated, or at all; the possibility that the Company will not complete the Consolidation on the timing anticipated, or at all; delays in obtaining or failures to obtain required governmental or stock exchange approvals, including the approval of the TSXV in respect of the Consolidation and the Nasdaq in respect of the Company’s listing application; changes in equity markets; inflation; and those risks set out in the Company’s public disclosure record on SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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